Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:  DIRECTV

Commission File No.:  001-34554

AT&T Inc. and DIRECTV held a conference call on May 19, 2014 and a replay of this conference call is available on DIRECTV’s website.  The following is a transcript of the conference call:

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.
Participants in Solicitation
DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
AT&T, Inc. T Acquisition of DIRECTV by AT&T Inc. Call May 19, 2014Company▲Ticker▲ Event Type▲Date▲ PARTICIPANTSCorporate Participants Susan Johnson – Senior Vice President-Investor Relations, AT&T, Inc.Randall L. Stephenson – Chairman, President & Chief Executive Officer, AT&T, Inc.Michael D. White – Chairman, President & Chief Executive Officer, The DIRECTV Group, Inc.John J. Stephens – Senior Executive Vice President & Chief Financial Officer, AT&T, Inc.Donald Wayne Watts – Senior Executive Vice President & General Counsel, AT&T, Inc.Other Participants John C. Hodulik – Analyst, UBS Securities LLCJennifer M. Fritzsche – Analyst, Wells Fargo Securities LLCJoseph A. Mastrogiovanni – Analyst, Credit Suisse Securities (USA) LLC (Broker)Frank G. Louthan – Analyst, Raymond James & Associates, Inc.Simon Flannery – Analyst, Morgan Stanley & Co. LLCBenjamin D. Swinburne – Analyst, Morgan Stanley & Co. LLCKevin Smithen – Analyst, Macquarie Capital (USA), Inc.Amir Rozwadowski – Analyst, Barclays Capital, Inc.Jonathan Chaplin – Analyst, New Street Research LLP (US)James M. Ratcliffe – Analyst, The Buckingham Research Group, Inc.Michael G. Bowen – Analyst, Pacific Crest Securities LLCJason Boisvert Bazinet – Analyst, Citigroup Global Markets Inc. (Broker)MANAGEMENT DISCUSSION SECTIONOperator:  Ladies and gentlemen, thank you for standing by. Welcome to the AT&T DIRECTV conference call. During today’s conference, all participants will be in a listen-only mode. Later we will conduct a question and answer session [Operator Instructions] As a reminder, today’s conference is being recorded.I would now like to turn the conference over to our host, Susan Johnson. Please go ahead.Susan Johnson, Senior Vice President-Investor Relations, AT&T, Inc. Thank you, Shannon. Good morning, everyone, and welcome. It’s great to have you with us today. I’m Susan Johnson, Head of Investor Relations for AT&T.As you know, yesterday we announced an agreement for AT&T to acquire DIRECTV, and the purpose of today’s call is to provide additional background and perspective. With me on the call today are Randall Stephenson, AT&T’s Chairman and CEO; Michael White, Chairman and CEO of DIRECTV; and John Stephens, AT&T’s Chief Financial Officer. Also on the call is Wayne Watts, AT&T’s Chief Counsel, who will take part in the Q&A portion of this call.I need to call your attention to our Safe Harbor statement before we begin, which says that some of our comments today may be forward-looking. as such they are subject to risks and uncertainties and additional information is available in our and DIRECTV’s SEC filings and on the Investor Relations page of AT&T’s and DIRECTV’s websites. I also wish to direct your attention to the information regarding SEC filings, which is on slide four. www.CallStreet.com • 1-877-FACTSET •  Copyright © 2001-2014 CallStreet 1Now I’d like to turn the call over to AT&T’s Chairman and CEO, Randall Stephenson. Randall?Randall L. Stephenson, Chairman, President & Chief Executive Officer Thanks, Susan, and good morning everybody.I think everybody has probably seen the release and we have a transaction summary on slide five. So I don’t intend to go through the terms in detail, but I would reiterate that this is a stock and cash transaction, and it values DIRECTV equity at about $49 billion. On 2014 EBITDA, that’s a 7.7 times multiple, and it’s 6.5 times if you include the cost synergies.As you’d expect, the cost efficiencies we’ve modeled are straightforward and we believe they’re very conservative. By year three, we anticipate exceeding a run rate of over $1.6 billion. And then we expect adjusted EPS and free cash flow per share to be accretive in the first 12 months.The logic for the transaction, this gives us the opportunity to create something that we believe is very unique. With this combination, we’re going to have a best-in-class nationwide wireless network, a premier nationwide video service with terrific content relationships. And when we’re done, we’ll have a broadband build-out to 70 million customer locations. Plus we’ll have a broad Latin American pay-TV business with a lot of upside.And you put it all together, it’s just a great set of assets. I think you’re going to have something very special when this is consummated. It obviously gives us great opportunities to bundle and to use our nationwide sales channel that includes thousands of AT&T stores and authorized dealers and agents. DIRECTV also has thousands of agents.We believed for a long time that video across all the screens is going to be table stakes. We think it’s what customers expect. And the bottom line of this transaction, we are adding the premier video provider in the industry by far. DIRECTV is a very impressive company. And they have, we believe, the highest quality subscriber base in the industry. They have a best-in-class, a very capital-efficient distribution platform. They deliver the best video service there is. It has exclusive content, more HD channels than anybody, and a really clear and elegant path to ultra-HD. And plus their Latin American operations come with a lot of upside potential. Their penetration rates in Latin America are lower. Programming costs are lower. Prepaid is a developing market. And Brazil in particular represents we believe a very large opportunity.So this combination of assets obviously will change our revenue mix. We think it will help us accelerate growth. But even more important, it gives us the opportunity to lead the way and to redefine the video entertainment business for mobile in a high-speed world. That includes delivering content to consumers across multiple screens, mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes. And you can add to that the ability to develop new video options, including over-the-top services.DIRECTV has terrific talent. We’ve been very impressed with their skills and content in marketing, platform development, and that’s going to play a big role in all of those areas.Traditional pay-TV is a very good durable business in and of itself. And financially, this is a good transaction modeled on that basis alone. But what’s really powerful was when you consider the ability to accelerate innovation and growth. And I’ll say it again; this is a very unique opportunity.Let me add, this transaction will create a very different competitor, so it’s going to be very, very good for consumers. We’ve made some additional commitments to make sure consumers are well served. These commitments are outlined on slide seven, but a real quick summary is that the merger synergies will allow us to deploy IP broadband to some 15 million additional households, and this will be mostly in rural areas. This is on top of the initiative we’ve already announced, like our Project VIP. 2We’ll offer a three-year price guarantee on standalone broadband service where we offer high-speed IP broadband today. DIRECTV’s TV service will continue to be available on a standalone basis nationwide at prices that are the same for all customers, no matter where they live, for at least the next three years. And we’re reaffirming our net neutrality commitments and our plans to participate meaningfully in the FCC’s planned spectrum options later this year and in 2015.And then one more point I want to underscore; that is, we’re acquiring a very good, well run company. DIRECTV has assembled a very impressive executive team. Their operations are in great shape. Their cash flow is consistent and it’s strong. And they have very deep talent in areas that are going to be very important for our future.And so with that, what I want to do now is turn it over to the gentlemen responsible for all of this, and that’s Mike White, DIRECTV’s Chairman and CEO. Mike?Michael D. White, Chairman, President & Chief Executive Officer, The DIRECTV Group, Inc. Thanks, Randall. Good morning, everyone. Let me just echo Randall’s enthusiasm about this exciting, strategic, and value-enhancing combination of our two companies.If you move to slide eight, we’ve often talked with our shareholders about always being on the lookout for opportunities that might enhance the value of our business. And I’m confident this combination is exactly that kind of unique opportunity.While we’ve had a strong commercial partnership with AT&T for many years and have gotten to know each other well through that, this combination takes us to a completely different level, enabling the combined company to generate substantial benefits for our shareholders, our customers, and our collective employees. For our shareholders, we think we’ve created significant value both in the financial terms of the transaction, but also for our shareholders to participate in what I’m confident is going to be a much stronger growth and profitability story going forward.As for the financial terms, as you’ve noted, we’ve negotiated a 30% premium from our trading value as of late March before a lot of the rumors about the possible transaction came to light. The multiple is 7.7 times DIRECTV’s consolidated 2014 adjusted EBITDA, which is near the high end of the range of recent pay-TV transactions. And importantly in terms of future value, I really believe there are significant cost savings and importantly growth opportunities for our combined businesses that, as Randall pointed out, neither one of us could have gotten to individually or in our commercial partnership.As shareholders and analysts often remind me, the one missing element to DIRECTV’s premium business over the last 4.5 years that we’ve been talking about is owning our own two-way broadband pipe into the home and being able to offer a bundle offer to customers with a single bill. This merger gives us exactly that opportunity, but I might add a whole lot more. Not only will we be able to market DIRECTV service into AT&T’s 70 million customer locations, but also across their premier nationwide 4G LTE wireless network and their nearly 100 million subscribers. And of course, it also allows us to more effectively bundle our premier service with a more robust and wide-ranging broadband offering to combat the current dominance of cable in the bundle space.And finally, there are some equally exciting opportunities I think in Latin America from this transaction. After all, there is no question AT&T has unmatched expertise and technology in operating a wireless broadband network, a service we recently began rolling out, as you know, in several Latin American countries.3Moving to slide nine; of course, just as important as the shareholder benefits are the benefits for our customers. After all, a superior customer experience is one of the hallmark traits of the DIRECTV service, and I might add the AT&T service, and has been a big driver of value in our business over the years. So in addition to continuing to deliver on the high bar we’ve set for ourselves, I think this combination takes us to a whole another level from a customer experience perspective.This combination leverages our excellent content relationships, our experience and scale with AT&T’s premier network’s broad coverage, which we expect will redefine our customers’ experience in video entertainment. Customers will also see more competitive pricing as we roll out the market’s most extensive bundle of top-quality video, broadband, and mobile services. It also enables our combined companies to bring new innovations to market, including a wide array of satellite, mobile, and broadband services. Think mobile video and over-the-top, for instance, which could potentially be big win-wins not only for us and our customers, but also for our programming partners. And of course, our valued employees will become a part of a great company with tremendous growth potential and I think even greater career opportunities.AT&T recognizes the importance of a talented, dedicated workforce as well as any company, I have to say. And that fact is demonstrated in both their track record of successful business integrations as well as in our specific case the commitment to keeping our headquarters in El Segundo, California.Look, in my mind, AT&T and DIRECTV are a natural complementary strategic fit. First, AT&T’s strength is in its broadly distributed premier two-way wireline and wireless networks, and ours is in our asset-light large-scale video delivery platform. Second, both of our companies have compatible corporate cultures and are very focused on providing a premium customer service experience. And finally, both of our firms have the best-in-class brands and marketing capabilities in the world.This combination is the result of careful consideration and resounding confidence in the bright future ahead for all of our stakeholders. Together, I’m confident we’ll drive innovation and enhance the value of our service offerings by maximizing our combined resources. Let me just thank our DIRECTV employees for their continued hard work, focus, dedication, and executional excellence. We have an exciting future ahead of us.With that let me turn it over to John Stephens. John?John J. Stephens, Senior Executive Vice President & Chief Financial Officer Thank you, Mike. And first, let me start by saying welcome. It’s great to be here with you today.Let me recap the financial expectations of this transaction. First of all, the transaction values the equity from DIRECTV shareholders at about $49 billion, with approximately $19 billion of additional net debt from DIRECTV. That brings the total transaction value to $67 billion. About 70% of the $49 billion equity value of DIRECTV stock will come from AT&T stock or about $34 billion of AT&T stock. The remainder, about $14 billion, will come in cash.We expect about half or about $7 billion of the cash consideration for this transaction to be funded by the sale of AT&T’s non-core asset. This includes the recently announced sale of our shares or intention to sell our shares of América Móvil and our previously announced transaction with Frontier on our southern New England properties. Incremental net debt to AT&T is expected to be about $26 billion. That includes the remaining cash consideration for this transaction and assumed DIRECTV debt.4As mentioned earlier, we expect EPS to be accretive within 12 months and free cash flow per share to be accretive within that same time period.Importantly, this transaction doesn’t alter our plans or our ability to meaningfully participate in upcoming spectrum auctions later this year and in 2015. We also expect to maintain the strongest balance sheet in the telecom industry following the transaction’s close.We expect this transaction to have minimal impact on 2014 guidance. However, the planned sale of our shares of América Móvil changes our accounting treatment away from equity accounting, and we expect this change to have about a $0.05 per share impact on 2014 EPS. This is expected to bring EPS in at the low end of our previous mid-single-digit guidance growth.In summation, this transaction will make us even stronger financially while providing exciting new growth opportunities for our business. We have the financial strength to continue to invest in our future to Project VIP and participate in spectrum actions while at the same time provide substantial returns to our shareholders.With that, I will now turn it back to Randall to recap the transaction. Randall?Randall L. Stephenson, Chairman, President & Chief Executive Officer Thanks, John.Before we go to our Q&A, just I want to real briefly sum up what we’ve been saying this morning. First, we are adding the best video provider in the industry that has a terrific set of assets and a nationwide footprint. We’re going to combine their capabilities with our nationwide best-in-class wireless network, and our high-speed broadband footprint is going to grow to 70 million customer locations. The combination gives us great opportunities to bundle using broad sales capabilities and distribution channels. And video is a key growth driver for this entire industry, and this gives us the opportunity to redefine the future of video for a mobile high-speed world as we develop multi-screen opportunities and build video and all sorts of services. And you just have to be impressed by the opportunities that we’re going to have in Latin America.Obviously, we’re excited about where this is going to take our business. I think it’s hard to find an exact parallel to this transaction anywhere in the world. We have every confidence that while we have what it takes to execute to drive growth and create a lot of value for both DIRECTV and AT&T shareholders.And so, Susan, with that, why don’t we move to Q&A?Susan Johnson, Senior Vice President-Investor Relations, AT&T, Inc. Thank you, Randall. Shannon, if you would provide instructions, we’re ready to open up the queue for the question-and-answer session.5QUESTION AND ANSWER SECTIONOperator:  Thank you. [Operator Instructions] The first question comes from the line of John Hodulik with UBS. Please proceed with your question.<Q – John Hodulik – UBS Securities LLC>: Okay, thanks, good morning. Randall, when could we start to see the emergence of some of these bundled products you’re talking about? You guys have been talking about mobilizing video for a while now and have been working on building out this multitask network. Where are with that? And given the amount of spectrum you have, how many channels should that be able to support and what kind of offerings can we expect? Thanks.<A – Randall Stephenson – AT&T, Inc.>: Hi, John. We I guess first began describing where we were going in terms of architecting and engineering our networks, both our mobile networks as well as the broadband networks and basically changing the architecture to be designed around delivering video. And we strongly believe, we are convicted that over the next six years, just like the last six were about delivering large amounts of data over these networks, the next six years is going to be about delivering video over these networks. That was frankly the rationale from our mind in terms of the key rationale for trying to do something with DIRECTV. So we are well down the path. You saw the spectrum acquisitions that we’ve made over the last couple of years, and those acquisitions are going to be very useful in terms of delivering this video capability.Before you see it at scale, John, we are probably 12 to 18 months away from seeing what I would consider really robust video offerings that will dovetail very nicely with the planned timing of this transaction and having the ability to begin to leverage some of the content that DIRECTV has onto these. But in terms of delivering what I would call a standardized package of streamed video, we are probably 12 to 18 months away.Now in terms of delivering – I use the term bundles, delivering truly bundled service offerings with a DIRECTV video product, our broadband and mobility, you will see that out of the gate when we close this transaction. You know how we do these merger integrations and planning. We will do as much as we can conceivably do in terms of getting the playbook set and come out of the gate really, really hard with the close of this transaction with bundled offerings very, very fast. There is a significant amount of value beyond what we’ve articulated to you in the $1.6 billion cost synergies. There is a lot of value to be garnered from exactly this, bundling our products and services together. And DISH’s customer base has a low share of AT&T subscribers in it.I think one thing we have to demonstrate a competency at; that is penetrating customer bases that we own with our products and services. I use the example of, when we bought AT&T a few years ago, we had very low mobility share in that massive customer base of theirs, the B2B customer base. When you look at it today, the lion’s share of our mobility growth is being driven by penetrating mobility into those customer bases. You should expect to see a very similar phenomenon here with DIRECTV, so we’re pretty excited about that.<Q – John Hodulik – UBS Securities LLC>: Great. Thanks, Randall.<A – Randall Stephenson – AT&T, Inc.>: You bet.Operator:  The next question is from the line of Jennifer Fritzsche with Wells Fargo. Please proceed with your question.<Q – Jennifer Fritzsche – Wells Fargo Securities LLC>: Thank you for the question. I wanted to ask a little bit about the spectrum auction. You’ve recommitted or reiterated your goal to spend at least $9 billion in the incentive auctions. Can you talk about AWS-3, and does that change at all given today’s announcement?6<A – Randall Stephenson – AT&T, Inc.>: Hi, Jennifer. This is Randall. No, this does not change our view of the AWS-3 auction. We think both of these auctions coming up, both the AWS-3 later this year as well as the broadcast auction next year, are going to be very, very important for the industry. And we have structured this transaction in a way that ensures we will have plenty of capacity to be very active in both of those auctions. So we intend to participate and continue to enhance our spectrum footprint because all of the things we just talked about in our opening comments and what I just talked about to John Hodulik are going to require significant blocks of spectrum and contiguous spectrum. And so any opportunities we have to acquire contiguous blocks of spectrum, we will be active and so you should expect us to be such in both auctions.<Q – Jennifer Fritzsche – Wells Fargo Securities LLC>: Thank you.Operator:  The next question is from the line of Joseph Mastrogiovanni with Credit Suisse. Please proceed with your question.<Q – Joe Mastrogiovanni – Credit Suisse Securities (USA) LLC (Broker)>: Hi, thanks for taking the question. Randall, this transaction gives you a presence in Latin America, and you’ll obviously sell the América Móvil shares. Can you give us a sense for your appetite to expand your presence in Latin America and maybe the wireless opportunities there?<A – Randall Stephenson – AT&T, Inc.>: I’m going to speak to them, and I’m going to ask Mike to provide more color because he’s very, very close to Latin America. But the more we dug into DIRECTV and dug into the Latin American operation, the more enthusiastic we got. I tend to be very bullish on Latin America. I’ve had a lot of experience in Latin America. Our América Móvil investment has been a terrific investment for us. And when you look at the pay-TV market, we see a market that is underpenetrated that still has a lot of potential, particularly in Brazil. And so we see a lot of upside potential and just further penetration of the pay-TV market.But DIRECTV, Mike and his team have also quietly accumulated a nice footprint of spectrum, wireless spectrum in those markets. And they are very early on in deploying what we call fixed wireless local loop technology, so think wireless broadband to bundle with their TV product. And we are doing a lot in that area here in the United States ourselves at this time. In fact, a significant amount of the rural broadband deployment will be this technology. We’re getting very excited about the performance and the speeds and the cost points for deploying this technology. So you put all that together, we think this is going to be a very nice platform for us to grow for number of years. Mike, would you add to it?<A – Mike White – The DIRECTV Group, Inc.>: I’d just add to it, Joe. A lot of what we talked about in the U.S. with the 15 million household build-out in rural areas is a technology that we think we can benefit from in Latin America exactly. And so I think first and foremost, the combination of AT&T’s expertise and technology is going to accelerate our plans. We’ve got nationwide spectrum that we’ll be building out in Colombia later this year. We’ve got spectrum in Argentina and Brazil. We continue to look for more spectrum across the board.And I think to your point, longer term I have no doubt that to have AT&T and their expertise, we’ll be able to look at M&A opportunities differently, things that we probably would have shied away from because it’s not our core competence when you look at wireless opportunities. And there’s a lot of change going on all across Latin America in our space. And I have no doubt there will be other opportunities that we’d want to consider down the road.<Q – Joe Mastrogiovanni – Credit Suisse Securities (USA) LLC (Broker)>: Okay, great. Thanks, guys.7Operator:  The next question comes from the line of Frank Louthan with Raymond James. Please proceed with your question.<Q – Frank Louthan – Raymond James & Associates, Inc.>: Great, thank you. I guess a question for Mike and one for John. Mike, how attractive is the retail network that AT&T has? What opportunities do you think that gives you relative to what you had before? And then looking at the price freeze, how should we think about that as it’s going to impact the margins after the deal is closed with continued price hikes probably from the content guys over that time period?<A – Mike White – The DIRECTV Group, Inc.>: Thanks, Frank. Let me take both of those. First of all, we have a terrific dealer network that we expect to continue to have as we go forward. But I have – Paul Guyardo has been trying to sell in Randall’s stores for a long time and particularly in parts of the country that we don’t well serve. We think it is a terrific growth opportunity for us to sell video through those stores. It’s rare you get that kind of a distribution presence that you can add to your network. So we’re very excited about that.Frank, on the price lock, just to be clear on it, what we have committed to is to offer a standalone as opposed to just putting everything in a bundle. So we will still offer customers a standalone product. And what we’re committing to is to ensure the same price, package prices in those geographies that are U-verse geographies today that you can get in the rest of the country. But frankly, we run nationwide pricing today. So it’s not really that different, and it doesn’t change our ability to pass through content cost increases as needed.<Q – Frank Louthan – Raymond James & Associates, Inc.>: Great, thank you.<A – Randall Stephenson – AT&T, Inc.>: And you had a question to John, Frank?Operator:  One moment please.<A – Susan Johnson – AT&T, Inc.>: Frank, please proceed with your next question.<Q – Frank Louthan – Raymond James & Associates, Inc.>: That was it. It was on the margins with that. So Mike covered it. Thank you.<A – Mike White – The DIRECTV Group, Inc.>: Great, thank you.<A – Randall Stephenson – AT&T, Inc.>: Frank, I want to reinforce something Mike said and that is on these pricing commitments that we made. These are designed to do something very specific. And that is as Mike’s team and my team went through and looked at the regulatory implications of this deal, there were a few areas we looked at that we thought might be concerns or areas of caution for regulators. And so we’ve tried to be very proactive in those areas where we identified these and tried to get out in front of those. And we have made what we think are some very unprecedented commitments to address concerns that the regulators might have with this particular transaction.And so these standalone broadband, standalone TV, pricing commitments for three years, net neutrality commitments, as well as a 15 million proposed passed broadband build are really designed to ensure that when you look at this transaction in whole or in part that it is very consumer-friendly and is very much in public interest. So we feel pretty good that with the commitments we’ve made that it meets those tests.<Q – Frank Louthan – Raymond James & Associates, Inc.>: Great, thanks for the color.<A – Randall Stephenson – AT&T, Inc.>: You bet. 8 <A – Susan Johnson – AT&T, Inc.>: Next question, please.Operator:  And the next question comes from the line of Simon Flannery with Morgan Stanley. Please proceed with you question.<Q – Simon Flannery – Morgan Stanley & Co. LLC>: Thanks very much, good morning, and I’m here with Ben Swinburne as well with a quick follow-up. John, can you drill down on the $1.6 billion synergy number? Just what are the big buckets of that and how does that flow through over time? And, Ben?<Q – Ben Swinburne – Morgan Stanley & Co. LLC>: Mike, can you just update us on the status of the NFL contract? There’s some language in the filing this morning around that deal. I’m just curious if you’re still optimistic you’ll close soon. And is closing that agreement something you expect to happen before closing of this transaction?<A – Mike White – The DIRECTV Group, Inc.>: Sure. John, do you want to go first?<A – John Stephens – AT&T, Inc.>: Sure, Simon, good morning; good morning, Ben. The cost synergies are what I would consider a conservative number. They’re really cost focused. The synergies are cost focused, not revenue focused. I believe that there’s upside opportunity to those numbers because of the great growth opportunities here.Simon, they are the standard pricing and efficiency operations, operating separate, development of set-top boxes in a common format, operating a video system in a common format, operating in public company in a common format, working with all our vendors to get consistent pricing across all our platforms. That is the way it’s built, and it’s built up in a very reasonable method as contracts renew and as they go over time. The real opportunity here though is to grow the business and quite frankly grow the business for our vendors as we expand our mobile and broadband footprints. Mike?<A – Mike White – The DIRECTV Group, Inc.>: Sure. Good morning, Ben. On the NFL, as you can imagine, both Randall and I have spoken to the Commissioner and to Robert Kraft, who chairs the Broadcast Committee, to convey our enthusiasm for why this transaction is great for the NFL in the future as well as great for us. I’m still highly confident that we’re going to get our deal done. We’ve been in active discussions with the NFL. I absolutely expect it to be – those discussions to be consummated before the end of the year, and that will obviously therefore be before the close. So nothing changes from my perspective. Our discussions have been very positive and constructive with the NFL. If anything, I think this unlocks further opportunities for the NFL and for us, and we’re very excited about the future together.<Q – Ben Swinburne – Morgan Stanley & Co. LLC>: Thanks a lot.<A – Mike White – The DIRECTV Group, Inc.>: Thank you.<A – Randall Stephenson – AT&T, Inc.>: Hey, Simon, I want to reiterate something. John commented on the synergies. John and I have both been involved in a lot of what I call large scale mergers, and we invariably lay out for the Street our anticipated synergies. And of all the deals we’ve done, I would tell you I feel about as comfortable with the synergies in this model as any deal we have done. I think these are very achievable. As John pointed out, these are the cost synergies. We have really not incorporated anything for the revenue synergies, which I happen to believe are not inconsequential. So achievability here, I feel about as comfortable as any of the large-scale deals we’ve done.9 <A – Mike White – The DIRECTV Group, Inc.>: And I would echo that. We independently studied these as a seller and buyer with great care and great diligence, I can tell you. And I am equally excited about delivering, and frankly I think we can exceed those synergies.<Q – Simon Flannery – Morgan Stanley & Co. LLC>: Thanks for the color.Operator:  The next question is from the line of Kevin Smithen with Macquarie. Please proceed with your question.<Q – Kevin Smithen – Macquarie Capital (USA), Inc.>: Thanks, I’m here with my colleague Amy Yong as well. Can you give us some background on the recent negotiations? Who approached who and why now versus other times in the past that you may have talked? And, Mike, did you run an auction process here, or was AT&T the only interested party at this time?<A – Mike White – The DIRECTV Group, Inc.>: Look, we know this market and this space very well, Kevin. And frankly, Randall can comment on it. We’ve been talking off and on for years. Look, we had the assistance of a full team of advisors as well and evaluated the whole space. And from our perspective, this is a unique combination. AT&T brings so much to the party, and I think we bring some things to the party as well. This was the greatest fit and a transaction that provides our shareholders I think with the greatest value opportunity when you take everything into consideration.Clearly, some things have evolved over the last year I would say and even over this year, some of which by the way are around the technology evolution. So the ability to do that 15 million home rural broadband build-out with higher speeds than before is new news. The evolution of TV Everywhere and video-over-mobile with the 4G network is new. And so in many ways, people have talked about us together for four years. But I have to tell you, I think actually it’s the change in the trends in the industry, broadband being more important, technology change that enables higher speeds with broadband, competitive content costs being important if you want to have a great video business and video on mobile.<A – Randall Stephenson – AT&T, Inc.>: I have really little to add to what Mike just said. We have been on and off having these conversations about the industry and would it make sense to put these two companies together. But the momentum of this really caught steam this year as all the things Mike articulated began to come to fruition.And this whole idea and this whole vision of delivering video on all screens, the more we kind of looked at this, evaluated it, are building these networks to accommodate it, the more we said look, we need to be scaled in video. And so if you believe you need to be scaled in video, then you say who is the best video player out there, and we think we landed on the best video player in the United States. They have the best brand. Without a doubt, there is no argument. They have the best video customer base of anybody in this industry. They have we think the best content arrangements in this industry.And then you layer this on top of – we’re getting very close to closing out our VIP build commitment, and that was a multibillion dollar commitment to deploy 4G across our mobile network and a significant amount of fiber into our network to extend our broadband footprint. And I will tell you we have overachieved in every one of these areas. The broadband performance, the broadband growth has been in excess of what we had modeled and what we presented to you on the Street. Last quarter, our Consumer Home Solutions business, which is our broadband business, grew 4%.And so as you look at that broadband footprint, we’ve got more conviction that if you could get your video product to a profitable level, then you could take that VIP build and extend it out, and that’s where the other 15 million lines come from. Now you put a profitable video product best-in-class on top of our broadband build, go another 15 million of broadband subscribers, and we have a really exciting growth opportunity here. So we’re just viewing the Consumer Home Solutions business very differently over the last year than we did literally just 12 months ago.10<Q – Kevin Smithen – Macquarie Capital (USA), Inc.>: And just quickly on LatAm, Randall, how did Carlos Slim take the news when you told him? You’ve been partners for a long time, and now you’re going to be direct competitors in Brazil, Mexico, Colombia, and other markets. Are you worried that AMX will now enter the U.S. with Sprint, T-Mobile, or DISH as partners?<A – Randall Stephenson – AT&T, Inc.>: AMX is in the U.S. today. They own TracFone and they have developed a very large business in the U.S. And so we’ve had the opportunity competing against Carlos in lot of areas. But look, your question is a good question. This is a 22-year relationship, and it’s a 22-year relationship that has served both of our interests very, very well. We have together created a lot of value for our shareholders down there. We believe that we have together changed commerce and changed the welfare of those countries in Latin America by this deployment of broadband. América Móvil has invested at a level that’s in excess of anybody else in that region. I learned a lot from Carlos. And so obviously, Carlos and I have spoken and he is a very dear friend, but now he’s going to be a competitor, and we recognize that and off we go.<A – Susan Johnson – AT&T, Inc.>: Next question, please.Operator:  Your next question is from the line of Amir Rozwadowski with Barclays. Please proceed with your question.<Q – Amir Rozwadowski – Barclays Capital, Inc.>: Thank you very much. Randall, I was wondering. You’ve provided a little bit of color in terms of how you’re thinking about the regulatory review process here; any additional color can you provide with potential headwinds? Clearly, you’ve been proactive around potential areas of concerns. I wanted to see if you believe there are other concessions that maybe required in order to get this deal through regulators.And then if I may, Mike, were your expectations around the regulatory framework for this transaction influential on how you thought about a combination with AT&T may be the best option for your shareholders versus other options that have been considered in the market over the last many years?<A – Randall Stephenson – AT&T, Inc.>: So, Amir, I’ll go first. And Wayne Watts is here, our General Counsel, and I’ll ask him to weigh in on this as well. But one of the things as Mike and I began talking about this transaction, it would not be a surprise to you that the first thing we had to evaluate was the achievability of this in the regulatory environment. And so we did – both sides independently did a lot of extensive analysis, evaluation of the regulatory implications of this, and it was a deep dive. And what I would tell you is the more we peeled back the onion and the more we saw how DIRECTV went to market versus how AT&T went to market, the more confident we became that this does pass regulatory muster.And as I pointed out earlier, Wayne Watts and his team and Larry’s [Hunter] team on Mike’s side did identify some areas that might be sensitivities for regulators. We think we’ve identified the big ones and we’ve tried to be proactive in addressing those. But I would tell you, as we got into this, this is what allowed us to catch momentum and to begin pushing this deal forward and consummating the deals are our belief and our conviction that the deal can be designed in a way that is consumer friendly and serves the public interest. Wayne, would you add anything before we turn it to Mike?<A – Wayne Watts – AT&T, Inc.>: What I’d like to just add to that, Amir, are a couple of things. One, you’ve heard many times from Mike and Randall already this morning about the complementary nature of the assets we have involved here. And what this brings together is those two complementary assets that will create new capabilities that but for this transaction simply aren’t going to exist out there other than with the cable companies who have their own capabilities. And as we take those complementary assets and we combine them, we see all the benefits that have been described. And we believe the regulators will look at this from that standpoint, the new competition that’s being generated as a result of this transaction, and that’s the positive piece that we have from this that frankly wouldn’t exist in almost any other circumstance.11 Also you point, look at the fact we are not each other’s closest competitors by any stretch of the imagination. DIRECTV has a standalone video product, tremendous standalone video product, but they don’t have the bundling capability. Their primary competitor from that standpoint is not us. Our product is a bundle. It is limited geographically. Our primary competitors from that standpoint are the cable companies. So we have that complementarity that we have, and we do not have that close competition. You put those two things together and we feel quite good about our prospects.<A – Mike White – The DIRECTV Group, Inc.>: I’d just add, Amir, from my perspective a couple contents. First of all, as Randall said, we together really exhaustively analyzed this. Now we fully respect the regulatory process and are excited about going in and having an opportunity to tell our story to the regulators in Washington. But we feel like we’ve tried to anticipate where those sensitivities might be, as Randall said. Certainly from the DIRECTV side, I think one consideration is regulatory in looking at options, but it wasn’t the only one. Certainly, we’ve both spent a lot of time trying to make sure we could get comfortable on the regulatory side. We had red teams, green teams. We had more work and analysis and modeling and economists than you can imagine to try and assess it.But I would tell you, the other thing that was running through my mind as we assessed this opportunity was, yes, you can look at cost savings. To me, the real opportunity is growth. For us, this is a real unlock. It unlocks our ability to better serve rural areas. When you think about the 15 million household build-out in rural areas, we have been salivating to be able to do one bill and one install experience for the customer and not have two different people show up on two different days, run it through one call center. This is an enormous growth opportunity I think for DIRECTV. And I think that’s one of the things that we could not have got with any other partner. This is an enormous, unique opportunity in that sense.<Q – Amir Rozwadowski – Barclays Capital, Inc.>: Great, thank you very much for the incremental.<A – Susan Johnson – AT&T, Inc.>: Shannon, next question.Operator:  The next question is from the line of Jonathan Chaplin with New Street Research. Please proceed with your question.<Q – Jonathan Chaplin – New Street Research LLP (US)>: Thank you very much, two quick ones if I may. First, can you give us a sense for how many of the 15 million homes are inside of your current AT&T footprint and how many are outside? And then it’s 15 million locations. How many households does that translate into?And then earlier on, Randall, I think you said that one of the key elements of the deal was your ability to use the content that DTV has in conjunction with your wireless infrastructure to deliver an over-the-top product. Can you just give us some context on to what extent DTV secured the rights to do that? And what of those rights wouldn’t you have been able to get on a standalone basis? Thanks you.<A – Randall Stephenson – AT&T, Inc.>: So, Jonathan, on the 15 million homes, they’re going to way over-index in region.12 <A – John Stephens – AT&T, Inc.>: And they’re going to be – they’re really going to...<A – Randall Stephenson – AT&T, Inc.>: Out of region.<A – John Stephens – AT&T, Inc.>: Out of region.<A – Randall Stephenson – AT&T, Inc.>: Exactly.<A – John Stephens – AT&T, Inc.>: So, Jonathan, they’re going to over-index out of region and they’re going to over-index to rural. And quite frankly, there is going to be substantial, as was referred to earlier, a substantial utilization of fixed wireless local loop as the technology to deliver that. And so it provides a unique opportunity for the growth and bundling initiative specifically with the video delivery system product in those areas. So that’s that base case, and then I’ll turn it over to Randall on the other question.<A – Randall Stephenson – AT&T, Inc.>: I’m going to ask Mike to add to this after I respond to the content deals. As you know and as everybody knows, the ability to deliver content to mobile devices generally involves separate arrangements and so forth. I have little doubt that for us to offer the services in some of the ways we’ve discussed will require some additional discussions with the content folks. But I think when you’re talking to the content folks as a company with 100 million wireless subscribers, a 70 million broadband footprint, and 25 million video subscribers, I think they see us differently. I think there’s money to be made from both sides, from their side as well as our side to distributing this content in unique and different ways. And so I think we’re going to have a lot of new models emerge as a result of putting these two companies together, and that’s what we’re excited about.<A – Mike White – The DIRECTV Group, Inc.>: I think we both recognize that if you look at mobile, the future has got a lot of video in it. But to have that video exactly to your point, Jonathan, you’ve got to have the rights, and you’ve got to have the rights at a competitive cost. And I can tell you, those are two different points and they’re both important. So historically, the rights have been [ph] all par stop (44:15) in terms of whether it’s on a satellite platform or whether it’s on a mobile or whether it’s on a broadband over-the-top IP. And I think we certainly expect with our scale collectively and the good relationships that we have because this will be good for our programming partners that we’re going to find opportunities that we can unlock at a more competitive content cost that will be leverageable across the mobile side than you otherwise could ever have gotten to.<A – John Stephens – AT&T, Inc.>: Thanks, Jonathan.<A – Susan Johnson – AT&T, Inc.>: Shannon, the next question.Operator:  The next question comes from the line of James Ratcliffe with Buckingham Research. Please proceed with your question.<Q – James Ratcliffe – The Buckingham Research Group, Inc.>: Good morning. Thanks for taking the question, one for John and one for Mike, if I could. First of all, John, in terms of the deal structure, can you talk about how you ended up with this mix of cash and stock because your cost of debt on an after-tax basis is lower than your dividend yield. So you’re actually paying more cash out the door than you otherwise would if it were a higher cash deal. And secondly, Mike, can you talk about the breakup fees involved and the rationale for not having a reverse breakup fee in the event you can’t regulatory approval? Thanks.<A – John Stephens – AT&T, Inc.>: Thanks, James, this is John. Let me start. First off, the way I look at it, the way we look at is that the total enterprise value in the transaction is $67 billion. It’s taking into account the value of the equity and the value of the assumed debt. If you think about that $67 billion, we’re doing it about 50:50, if you will, equity $34 billion and $33 billion worth of cash and debt assumed. So that’s how we look at the structuring.13 What that then leaves the combined entity with is a very strong balance sheet, a balance sheet that has a real opportunity to continue to hopefully maintain its A rating and stay very active on an efficient basis in the debt markets. But most importantly, it keeps us very competitive from a balance sheet perspective I guess to participate in the spectrum auctions not only in 2014, but in 2015 and beyond, and with that we believe a real competitive advantage compared to the other participants. So that was the background of it.I will tell you though that I don’t want it to be lost on folks that we have bought back about 780 million shares over the last two years and we have a remaining 420 million authorization that exists today that is not time limited. So I’d suggest to you that as prudent and as opportunity provides, we’ll have the opportunity to continue to evaluate our balance sheet and our debt and equity structure and continue it, as we’ve done in the past, in a prudent manner. Mike?<A – Mike White – The DIRECTV Group, Inc.>: So on the question on the reverse break-up fee, look, we were very well advised with outside bankers and counsel. We carefully reviewed the landscape. And I have to say our board got very comfortable, highly confident that given the robust and unprecedented commitments that are being made, the board was fully confident this deal is going to get done. And so we looked at that in that light.<Q – James Ratcliffe – The Buckingham Research Group, Inc.>: Great, thank you.<A – Susan Johnson – AT&T, Inc.>: Thank you and, Shannon, next question.Operator:  The next question is from the line of Michael Bowen with Pacific Crest. Please proceed with your question.<Q – Michael Bowen – Pacific Crest Securities LLC>: Thank you for taking the questions. First question is I was wondering if you could give us a little bit of an idea, if you might, on AT&T Wireless Mobility with regard to the subscriber base of DIRECTV. What portion of those 20 million U.S. subs might be customers already of AT&T Wireless Mobility?And then second question, just broader brush, with regard to DIRECTV’s EBITDA margins, I’m sorry if I missed this, but I think I’m correct that the EBITDA margins for the company are probably in the mid 20s%. You’re obviously in the low 30sT over at AT&T. Can you talk about under the umbrella of AT&T, what type of EBITDA margins would you expect the DIRECTV unit to be throwing off, and how will you get there? Thanks.<A – John Stephens – AT&T, Inc.>: Sure. What we’ve been focused on our discussions is the $1.6 billion run rate of synergies. And quite frankly, as we mentioned, we’re very confident in those. We feel those are very achievable, and that’s where we’ve been focusing. We have not given margin information. We’ll wait until we go through the normal merger integration planning and come out with guidance on that as we close the transaction. But let me back up; that $1.6 billion run rate is a highly achievable number and it is really on a very reasonable cost-focused basis. So these growth opportunities that will really allow us to not only grow revenues, which are significant, but grow margins or grow profitability are what’s important.With regard to our AT&T Wireless overlap, as you might expect, we haven’t had the ability to combine and compare all that debt yet. We’re still going to continue to operate as two separate companies. What we have seen and what we believe will happen is once we get this fixed wireless local loop broadband capability out there that that will provide an opportunity to really bundle the video product, the wireless product, and the broadband product. And that will be a real compelling customer argument or customer offering for an area that is underserved and, quite frankly, may not be served with this kind of quality without this combination. 14 <A – Randall Stephenson – AT&T, Inc.>: I’ve got to tell you. Ralph de la Vega, if you hand him an underpenetrated customer base that’s part of the AT&T family, he gets really, really excited. I made the comment earlier that one of the hidden gems of the AT&T merger that we did a few years ago, we bought a huge B2B customer list, a massive customer base from AT&T. And for the last three or four years, we have been having unbelievable success penetrating that base with AT&T Mobility, particularly as we move up the LTE curve. And so we have done some rough estimations. We think we are underpenetrated in DIRECTV. But even if you assume we have a standard market share in the DIRECTV base, that’s a significant upside because we have demonstrated a core competency at taking a customer base as part of AT&T and penetrating it deeply with bundled services, particularly wireless. So we think that’s a big upside that’s not in any of the synergy numbers we’ve reported.<Q – Michael Bowen – Pacific Crest Securities LLC>: Okay, thank you, one last quick question. If I’m not incorrect here, I think Verizon still has around 1.7 million DIRECTV customers. If I’m correct there, can you give us any thoughts on what happens with those customers, if anything?<A – Mike White – The DIRECTV Group, Inc.>: It’s well less than that. Actually, it’s less than 1 million customers. We value our relationship with Verizon. I know AT&T also has commercial relationships with Verizon as well. So we expect to continue that relationship as we do our relationship with CenturyLink.<Q – Michael Bowen – Pacific Crest Securities LLC>: All right. Thank you, good luck.<A – Randall Stephenson – AT&T, Inc.>: Thank you.<A – Susan Johnson – AT&T, Inc.>: Shannon, I’m going to call for the last question here. Thank you.Operator:  Thank you. Our last question comes from the line of Jason Bazinet with Citi. Please proceed with your question.<Q – Jason Bazinet – Citigroup Global Markets Inc. (Broker)>: I just had a question for Mr. Stephenson. On the U-verse part of your footprint, where you’re allocating some of the bandwidth to video and some to data, do you anticipate using DIRECTV as a de facto video delivery mechanism to boost your data speeds, or do you think you’re going to run two video networks in perpetuity, if you will? Thanks.<A – Randall Stephenson – AT&T, Inc.>: We’re beyond that now, Jason. The bandwidth that we’re getting out into the marketplace is meeting all the needs of our customers, and we think it will for the foreseeable future. I would tell you, I think you’re going to see over the next three or four years a broad array of video transmission media. There’s going to be using the satellite, which is obviously the most efficient medium for transmitting video of any. You’re going to a significant amount of transmission over satellite. You’re going to see as we deploy fiber-to-the-home, that video platform will be a fiber-based video platform. You’re going to see it delivered wirelessly. I mentioned earlier, you’re going to see it delivered to the laptop and the car. And so we’re going to have just a number of media by which we deploy and deliver video. And so I’m not getting too hung up on what the transmission medium is. We’re going to find the lowest cost, most efficient transmission medium for whatever screen the customer is looking at and whatever architecture we have for that particular arrangement.What you will see over time, and I don’t think this is a long time, but I think over a three – four year period, you will see the experiences begin to merge, so the user interfaces will all look and feel the same. The content will look and feel the same and the content arrangements over time should be same. And so that will be the elegance of the beauty of in terms of delivering this customer experience that we’re talking about. I don’t see it displacing our fiber-fed video product in our U-verse footprint. 15 <Q – Jason Bazinet – Citigroup Global Markets Inc. (Broker)>: Thank you very much.<A – Randall Stephenson – AT&T, Inc.>: Thank you.Susan Johnson, Senior Vice President-Investor Relations, AT&T, Inc.Thank you, Jason. Shannon, we’re now going to turn it over to Randall for our closing comments.Randall L. Stephenson, Chairman, President & Chief Executive OfficerOkay, thanks. I appreciate everybody joining the call. And I hope you understand the merits of this and what drove these two companies to come together this way. We think this is very powerful. I will say it again, this is a unique combination. There is not another company that will have a nationwide mobile footprint, a nationwide video footprint, a broadband footprint as extensive as this one, 70 million homes passed, and then this really great growth opportunity in Latin America that we’re bringing into the fold. And we are convinced this is going to redefine the video entertainment industry. It’s a financially sound transaction. Both shareholders we believe are going to generate a lot of value for putting these two companies together and Mike and I are very excited and look forward to engaging with the regulators and begin to process and get this transaction consummated as soon as possible. So again, thank you for joining us and have a good day.Operator:  Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Teleconference. You may now disconnect.
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